

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2012

<u>Via E-mail</u>
Matthew Mecke
Chief Executive Officer, President, Chief Financial Officer and Director
Sino Payments, Inc.
Unit T25, GF Bangkok Bank Building
18 Bonham Strand West
Sheung Wan, Hong Kong

     Re: Sino Payments, Inc.
             Information Statement on Schedule 14A
             Filed August 31, 2012
             File No. 000-53537

Dear Mr. Mecke:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Folake Ayoola

           Folake Ayoola
           Attorney Advisor

cc: Angela Fontanini
       Carrillo Huettel, LLP
       3033 Fifth Avenue, Suite 400
       San Diego, CA 92103